Exhibit 99.1

BYND CANNASOFT ENTERPRISES INC. 2264 East 11th Avenue Vancouver, B.C., Canada Ph: +1 (604) 833-6820

NEWS RELEASE - For Immediate Release

BYND CANNASOFT ENTERPRISES INC. SIGNS AGREEMENT FOR THE ACQUISITION OF ISRAELI-BASED ZIGI CARMEL INITIATIVES & INVESTMENTS LTD. IN A SHARE SWAP AGREEMENT VALUED AT US $28 MILLION

ZC owns the patent pending intellectual property for a CBD-based therapeutic device combined with software designed to treat phenomena related to women’s health issues by regulating the flow of low-concentration CBD oils into the soft tissues of the female reproductive system

Vancouver, British Columbia (September 19, 2022) BYND Cannasoft Enterprises Inc. (NASDAQ: BCAN) (CSE: BYND) (“BYND” or the “Company”) announced today that it has signed a share purchase agreement to acquire 100% ownership of Zigi Carmel Initiatives & Investments Ltd. (“ZC”) which holds the patent pending intellectual property for a therapeutic device (the “EZ-G device”) that uses low concentrations of CBD oils, such as hemp seed oil and other natural oils, to treat certain women’s health issues. Under the terms of the share purchase agreement, the Company will issue to ZC’s owner 7,920,000 common shares at a deemed price per share of $4.735 (subject to closing the transaction by October 10, 2022) and pay US $100,000 to cover his legal expenses. The closing of the transaction is subject to certain customary conditions. BYND expects the transaction to close this month.

The EZ-G device is a unique, patent-pending device that, combined with proprietary software (provisional application), regulates the flow of low-concentration CBD oils into the soft tissues of the female reproductive system. According to research1 conducted across the globe, treatment with low-concentration CBD oils can relieve candida, dryness, scars, and many other female health issues.

BYND intends to pursue the final registration of the patent and establish a marketing and sales system for the EZ-G device. The Company’s ‘Go to Market’ strategic plan is based on combined B2B and B2C sales. Numerous studies have shown CBD interacts with the endocannabinoid system, a master regulatory system with receptors all around the body. By activating these receptors, CBD can have health benefits that help make sex more approachable and pleasurable by reducing stress, enhancing one’s mood, promoting body comfort, and treating vaginal issues. According to the Brightfield Group, a cannabis industry data research firm, sales of CBD products could reach $11 billion2 by 2027. A recent Zion Market Research study3 indicates the market size of global gynecology devices was worth $10.8 billion in 2021 and is estimated to exceed $19.5 billion by 2028 with a compound annual growth rate (CAGR) of approximately 10.3 percent.

 1 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7924206/

2 https://www.cannabisbusinesstimes.com/article/brightfield-group-estimates-us-cbd-market-growth-dependent-fda-guidance/

3 https://www.prnewswire.com/news-releases/statistics-on-gynecology-devices-market-size--share-worth-over-usd-19501-20-million-by-2028--exhibit-a-cagr-of-10-30-industry-trends-demand-value-analysis--forecast-report-by-zion-market-research-301601656.html

No regulatory filings relating to the device have been made in the United States and the Company has no intention of marketing the device in any jurisdiction until it has been cleared by the applicable regulator, including the Food and Drug Administration in the United States.

Yftah Ben Yaackov, CEO and a Director of BYND, said, “From the moment we complete the purchase of ZC, we plan to hit the ground running by initially securing any required regulatory approval from the appropriate authorities. We will continue to pursue the registration of the patent, which contain over 100 claims, prototype production and start validation tests, and contract with suppliers for the production of the device and the oils used in the EZ-G device.

“The demand for a unique device combined with software, such as the EZ-G device, stems from the increasing occurrence of chronic conditions and the rising adoption of self-health management. Using a device at home is a very cost-effective treatment, and it opens up a vast channel for millions of women”. Mr. Ben Yaackov continued, “We hope to use the knowledge we have gained in the medical cannabis field to significantly improve the quality of life of women suffering from symptoms such as those mentioned above.”

About BYND Cannasoft Enterprises Inc.

BYND is an integrated software/cannabis company, based in Israel.

CRM Software

BYND owns and markets a proprietary customer relationship management (CRM) software product, known as “Benefit CRM”. BYND’s Benefit CRM software enables small and medium-sized businesses to optimize their day-to-day business activities such as sales management, personnel management, marketing, call center activities and asset management. BYND’s next-generation Benefit CRM platform is now ready for BETA testing.

Cannabis CRM

Building on its 20 years of experience in CRM software, BYND has recently begun development of an innovative new CRM platform, designed specifically to serve the needs of the medical cannabis industry. This new platform will be the first of its kind for the medical cannabis field and the Company is confident it will transform the industry into a more organized, accessible, and price transparent market. Data and information collected through the operation of the Cannabis Farm (see below) and the products it produces will allow BYND to test its new Cannabis CRM platform and adjust the platform as necessary. Additionally, operating the Cannabis Farm and selling medical cannabis will bring in additional revenue to further support BYND during the initial roll-out years of its cannabis CRM platform.

Cannabis Farm

BYND is in the process of securing approval for the transfer of a primary growing license for growing medical cannabis in Israel and intends to construct a 3.7 acre farm facility near Ashkelon Israel, to grow medical cannabis. The Company’s plans include the construction of 4 state of the art greenhouses, housing approximately 2.5 acres of total growing area. BYND estimates that once fully operational its Cannabis farm facility will be able to produce 7,500kg of raw cannabis each year. BYND also intends to work with strategic partners to develop and market new, proprietary cannabis-infused products for sale throughout Israel and for export. For Further Information please refer to the information available on the Company’s website: www.cannasoft- crm.com, the CSE’s website: www.thecse.com/en/listings/life-sciences/bynd-cannasoft-enterprises-inc and on SEDAR: www.sedar.com.

Gabi Kabazo

Chief Financial Officer

Tel: (604) 833-6820

e-mail: ir@cannasoft-crm.com

For Media and Investor Relations, please contact:

David L. Kugelman

(866) 692-6847 Toll Free - U.S. & Canada

(404) 281-8556 Mobile and WhatsApp

dk@atlcp.com

Skype: kugsusa

BYND Cannasoft Press Release- September 19, 2022.

Cautionary Note Regarding Forward-Looking Statements

This Press Release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this press release include, without limitation, the expectation that BYND’s acquisition of ZC will complete this month, that the patents for the EZ-G device for which application has been made will be issued and will cover all markets in which it is intended that the EZ-G device will be sold, and that all necessary regulatory approvals to the sale of the EZ-G device will be obtained in a timely manner. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Should one or more of these risks and uncertainties, such as currency and interest rate fluctuations, increased competition, and general economic and market factors, occur or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. Shareholders are cautioned not to put undue reliance on such forward-looking statements.

Neither the U.S. Securities and Exchange Commission nor the CSE has reviewed, approved or disapproved the content of this press release.